EXHIBIT 99.4
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                                        [GRAPHIC OMITTED]
                                     [LOGO - COMPUTERSHARE]

                          Computershare Trust Company of Canada
                                    530 - 8th Ave SW, Suite 600
                                                Calgar, Alberta
                                                        T2P 3S8
                                      Telephone: (403) 267-6800  CANADA
                                      Facsimile: (403) 267-6529  Australia
                                          www.computershare.com  Channel Islands
                                                                 Hong Kong
                                                                 Germany
                                                                 Ireland
                                                                 New Zealand
                                                                 Phillippines
LETTER OF CONFIMATION                                            South Africa
                                                                 United Kingdom
                                                                 USA
January 6, 2006


TO:      Alberta Securities Commission
         British Columbia Securities Commission
         Manitoba Securities Commission
         Office of the Administrator, New Brunswick
         Securities Commission of Newfoundland and Labrador
         Nova Scotia Securities Commission
         Ontario Securities Commission
         Registrar of Securities, Prince Edward Island
         L'Autorite des marches financiers
         Securities Division, Saskatchewan Financial Services Commission Securities Registry, Government of the Northwest Territories Registrar of Securities, Government of the Yukon Territory
         The Toronto Stock Exchange

Dear Sirs:

SUBJECT:      VIKING ENERGY ROYALTY TRUST (THE "CORPORATION")
-------------------------------------------------------------

We confirm that the following materials were sent by pre-paid mail on January 6, 2006, to the registered holders of Trust Units of the Corporation:

    1.   Notice of Special Meeting and Information Circular
    2.   Proxy
    3.   Letter of Transmittal
    4.   Return Envelope

We further confirm that copies of the above-mentioned materials were sent by courier on January 6, 2006 to those intermediaries holding Trust Units of the Corporation who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

(Signed)

Jodie Hansen
Assistant Trust Officer
Corporate Trust Department
Ph:  (403) 267-6889
Fax: (403) 267-6598